Investor

03 DEC 22 7:21

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

03045305

December 10, 2003

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Manager

Enclosure

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

dw 1/5

Investor AB
A Public Company

SE-103 32 Stockholm Sweden
Visiting address

Tel +46 8 614 20 00
Fax +46 8 614 21 50

Press Release

Stockholm, December 10, 2003

Investor's participation in ABB's new rights issue

Investor has subscribed for its pro-rata share of ABB's new rights issue corresponding to 84,047,411 shares, or CHF 336 million.

After the new rights issue, Investor's direct shareholding in ABB totals 204,115,142 shares corresponding to 10.0 percent of the votes and capital.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 70 624 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts private equity activities in North America, Europe and Asia.